# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 8-K

### CURRENT REPORT

### PURSUANT TO SECTION 13 OR 15(d) OF THE
### SECURITIES EXCHANGE ACT OF 1934

**July 24, 2007**
Date of Report (Date of earliest event reported)

# TIB FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

| Florida | 0000-21329 | 65-0655973 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission file number) | (IRS employer identification number) |

| 599 9th Street North, Suite 101 Naples, Florida | | 34102-5624 |
|---|---|---|
| (Address of principal executive offices) | | (Zip Code) |

(239) 263-3344
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-k filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION**

On July 24, 2007, TIB Financial Corp. issued a press release announcing financial results for the second quarter ended June 30, 2007. A copy of the press release is attached as Exhibit 99.1 to this Form 8-K.

The information contained in this Current Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

**ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS**

(a) Exhibits

99.1 Press release dated July 24, 2007

## SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


**TIB FINANCIAL CORP.**


Date:  July 26, 2007                      By:  /s/  Edward V. Lett

                                                   Edward V. Lett
                                                   President and Chief Executive Officer



FOR IMMEDIATE RELEASE

# TIB FINANCIAL CORP. REPORTS SECOND QUARTER RESULTS REFLECTING THE ACQUISITION OF THE BANK OF VENICE

**NAPLES, Fla.** July 24 – TIB Financial Corp. (NASDAQ: TIBB), parent of TIB Bank and The Bank of Venice, leading community banks serving the greater Naples, Bonita Springs-Fort Myers area, Highlands County, South Miami-Dade County, the Florida Keys and Sarasota County, today reported net income from continuing operations for the quarter ended June 30, 2007 of $1.71 million, a decrease from the $1.87 million reported for the first quarter of 2007 and $2.33 million for the second quarter of 2006. On a per diluted share basis, earnings from continuing operations were $0.14 for the second quarter of 2007, down from $0.16 during the first quarter of 2007 and $0.20 per share for the comparable period a year ago.

TIB Financial's results of operations during the second quarter of 2007 include the operations of The Bank of Venice subsequent to its acquisition on April 30, 2007. In connection with the acquisition, TIB Financial issued total consideration of approximately $14.7 million consisting of 944,400 shares of common stock, 82,750 stock options and approximately $568,000 of cash in exchange for all of the outstanding common shares and stock options of The Bank of Venice. Dilution to earnings per share for the second quarter of 2007 resulting from the acquisition was approximately $0.01 per share.

TIB Financial also reported total assets of $1.36 billion as of June 30, 2007, representing 3% asset growth from December 31, 2006 and 10% asset growth from $1.23 billion as of June 30, 2006. Total loans increased 8% to $1.09 billion compared to $1.00 billion a year ago, and increased 2% compared to $1.06 billion at December 31, 2006. Total deposits of $1.04 billion as of June 30, 2007 increased $14.6 million and $24.8 million from December 31, 2006 and June 30, 2006, respectively. As of June 30, 2007, the effect of the acquisition of The Bank of Venice increased total assets by $75.7 million, total loans by $54.0 million and total deposits by $54.9 million.

"We are pleased with the closing of our merger with The Bank of Venice. Our combined focus remains clear and consistent: to continue to invest our resources in building lasting relationships with small and middle-market business customers and expand into attractive markets which drives our long-term franchise value," said Edward V. Lett, Chief Executive Officer and President.

"We continue to closely monitor economic activity in our regional and local markets which have slowed considerably due to the softness of the residential real estate market. Our operating environment remains challenging and our loan growth is muted due to loan payoffs and a lower level of loan origination and funding during the first half of the year. During this period of slower economic activity we are maintaining our disciplined underwriting standards and prudent risk assessment practices.

"We have focused on managing our cost of funds and generating a more profitable mix of deposits through business development and disciplined deposit pricing. We are focused on controlling expenses and improving productivity while positioning the Company to take advantage of attractive growth opportunities in our markets" said Lett.

Detailed Financial Discussion

The decrease in net income from continuing operations for the second quarter of 2007 compared to the second quarter of 2006 was primarily due to a lower net interest margin and increased operating expenses.

The net interest margin continues to be impacted by the challenging interest rate environment and highly competitive deposit pricing. The tax equivalent net interest margin of 3.73% for the three months ended June 30, 2007 contracted slightly in comparison with the 3.74% net interest margin reported during the first quarter of 2007. Excluding the effect of the acquisition of The Bank of Venice, the net interest margin would have been 3.74%.

Net charge offs during the second quarter of 2007 of $394,000 included a recovery of approximately $175,000 resulting from the sale of charged-off indirect loan balances to a third-party collector. Charge-offs primarily related to indirect auto loans.

Non-interest income, which includes service charges, real estate fees and other operating income, totaled $1.61 million for the second quarter of 2007, similar to the second quarter of 2006.  The increase is primarily attributable to higher deposit account service charges, fees on mortgage loans sold and the acquisition of The Bank of Venice. Second quarter non-interest income declined compared to the first quarter due primarily to non-recurring gains recognized in the first quarter from the disposition of land and lower fees on mortgage loans sold.

The company continues its investment in growth and expansion, which, combined with increased operating costs, resulted in a 16% increase in non-interest expense for the second quarter of 2007 to $10.19 million compared to $8.75 million for the second quarter of 2006. This increase includes two months of expense from The Bank of Venice totaling approximately $401,000. Compared to the previous quarter and exclusive of the effects of the merger, non-interest expense declined approximately 2% during the second quarter of 2007.

As of June 30, 2007, non-performing loans were $4.40 million, or 0.4% of loans. The allowance for loan losses increased to $9.95 million, or 0.92% of total loans, reflecting the acquisition of The Bank of Venice and the excess of our provision for loan losses over net charge-offs for the period. Net charge-offs during the quarter represented 0.15% of average loans, comparable to 0.16% for the second quarter of last year.

During the second quarter of 2007, the Board of Directors of TIB Financial Corp. declared a quarterly cash dividend of $0.06 per share on its common stock.  The cash dividend was paid on July 10, 2007 to all TIB Financial Corp. common shareholders of record as of June 30, 2007.  This dividend, when annualized, represents $0.24 per share.

**About TIB Financial Corp.**

Headquartered in Naples, Florida, TIB Financial Corp. is a growth-oriented financial services company with approximately $1.4 billion in total assets and 19 full-service banking offices throughout the Florida Keys, Homestead, Naples, Bonita Springs, Fort Myers, Venice and Sebring.

TIB Financial Corp., through its wholly owned subsidiaries, TIB Bank and The Bank of Venice, serves the personal and commercial banking needs of local residents and businesses in its market areas. The banks' experienced bankers are local community leaders, who focus on a relationship-based approach built around anticipating specific customer needs, providing sound advice and making timely decisions. To learn more about TIB Bank and The Bank of Venice, visit www.tibbank.com and www.bankofvenice.com, respectively.

Copies of recent news releases, SEC filings, price quotes, stock charts and other valuable information may be found on TIB's investor relations site at www.tibfinancialcorp.com. For more information, contact Edward V. Lett, Chief Executive Officer and President at (239) 263-3344, or Stephen J. Gilhooly, Executive Vice President and Chief Financial Officer, at (239) 659-5876.

#   #   #   #   #

Except for historical information contained herein, the statements made in this press release constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements involve certain risks and uncertainties, including statements regarding the Company's strategic direction, prospects and future results. Certain factors, including those outside the Company's control, may cause actual results to differ materially from those in the "forward-looking" statements, including economic and other conditions in the markets in which the Company operates; risks associated with acquisitions, competition, seasonality and the other risks discussed in our filings with the Securities and Exchange Commission, which discussions are incorporated in this press release by reference.

SUPPLEMENTAL FINANCIAL DATA IS ATTACHED

# TIB FINANCIAL CORP. AND SUBSIDIARIES
## UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
### (Dollars in thousands, except per share data)

| | For the Quarter Ended | | | | |
| --- | --- | --- | --- | --- | --- |
| | June 30, 2007 | March 31, 2007 | December 31, 2006 | September 30, 2006 | June 30, 2006 |
| Interest and dividend income | $ 23,950 | $ 23,379 | $ 23,240 | $ 22,293 | $ 20,822 |
| Interest expense | 12,068 | 11,877 | 11,468 | 10,433 | 8,873 |
| **NET INTEREST INCOME** | 11,882 | 11,502 | 11,772 | 11,860 | 11,949 |
| | | | | | |
| Provision for loan losses | 632 | 472 | 1,285 | 670 | 982 |
| | | | | | |
| **NON-INTEREST INCOME:** | | | | | |
| Service charges on deposit accounts | 657 | 643 | 675 | 650 | 576 |
| Fees on mortgage loans sold | 406 | 533 | 318 | 499 | 357 |
| Other income | 547 | 703 | 660 | 479 | 611 |
| Total non-interest income | 1,610 | 1,879 | 1,653 | 1,628 | 1,544 |
| | | | | | |
| **NON-INTEREST EXPENSE:** | | | | | |
| Salaries & employee benefits | 5,698 | 5,504 | 5,366 | 4,982 | 4,909 |
| Net occupancy expense | 1,977 | 1,909 | 1,590 | 1,545 | 1,503 |
| Other expense | 2,513 | 2,563 | 2,552 | 2,471 | 2,342 |
| Total non-interest expense | 10,188 | 9,976 | 9,508 | 8,998 | 8,754 |
| | | | | | |
| Income before income tax expense | 2,672 | 2,933 | 2,632 | 3,820 | 3,757 |
| Income tax expense | 960 | 1,062 | 768 | 1,383 | 1,428 |
| Income from continuing operations | 1,712 | 1,871 | 1,864 | 2,437 | 2,329 |
| Income from discontinued operations, net of tax | - | - | 72 | 15 | 167 |
| **NET INCOME** | $ 1,712 | $ 1,871 | $ 1,936 | $ 2,452 | $ 2,496 |
| | | | | | |
| **BASIC EARNINGS PER SHARE:** | | | | | |
| Continuing operations | $ 0.14 | $ 0.16 | $ 0.16 | $ 0.21 | $ 0.20 |
| Discontinued operations | - | - | 0.01 | - | 0.02 |
| Basic earnings per share | $ 0.14 | $ 0.16 | $ 0.17 | $ 0.21 | $ 0.22 |
| | | | | | |
| **DILUTED EARNINGS PER SHARE:** | | | | | |
| Continuing operations | $ 0.14 | $ 0.16 | $ 0.16 | $ 0.21 | $ 0.20 |
| Discontinued operations | - | - | - | - | 0.01 |
| Diluted earnings per share | $ 0.14 | $ 0.16 | $ 0.16 | $ 0.21 | $ 0.21 |

## TIB FINANCIAL CORP. AND SUBSIDIARIES
## SELECTED FINANCIAL DATA
**(Dollars in thousands, except per share data)**

| | For the Quarter Ended | | | | |
|---|---|---|---|---|---|
| | June 30, 2007 | March 31, 2007 | December 31, 2006 | September 30, 2006 | June 30, 2006 |
| **Real estate mortgage loans:** | | | | | |
| Commercial | $ 580,506 | $ 561,267 | $ 546,276 | $ 535,077 | $ 508,392 |
| Residential | 109,034 | 80,188 | 82,243 | 81,262 | 82,591 |
| Farmland | 8,991 | 9,197 | 24,210 | 24,201 | 25,680 |
| Construction and vacant land | 153,917 | 155,421 | 157,672 | 148,115 | 150,604 |
| Commercial and agricultural loans | 73,426 | 71,382 | 84,905 | 85,666 | 82,127 |
| Indirect auto dealer loans | 131,078 | 136,892 | 141,552 | 136,409 | 126,469 |
| Home equity loans | 17,297 | 17,694 | 17,199 | 17,264 | 17,771 |
| Other consumer loans | 11,356 | 9,375 | 9,795 | 9,738 | 9,147 |
| Total loans | $ 1,085,605 | $ 1,041,416 | $ 1,063,852 | $ 1,037,732 | $ 1,002,781 |
| | | | | | |
| Gross loans | $ 1,087,264 | $ 1,042,991 | $ 1,065,468 | $ 1,039,390 | $ 1,004,307 |
| | | | | | |
| Net loan charge-offs | $ 394 | $ 1,009 | $ 494 | $ 306 | $ 399 |
| Allowance for loan losses | $ 9,949 | $ 9,044 | $ 9,581 | $ 8,790 | $ 8,426 |
| Allowance for loan losses/total loans | 0.92% | 0.87% | 0.90% | 0.85% | 0.84% |
| Non-performing loans[1] | $ 4,401 | $ 3,046 | $ 4,223 | $ 1,701 | $ 953 |
| Allowance for loan losses/non-performing loans | 226% | 297% | 227% | 517% | 884% |
| Non performing loans/gross loans | 0.40% | 0.29% | 0.40% | 0.16% | 0.09% |
| Annualized net charge-offs/average loans | 0.15% | 0.39% | 0.19% | 0.12% | 0.16% |
| | | | | | |
| Total interest-earning assets | $ 1,265,143 | $ 1,268,523 | $ 1,233,539 | $ 1,172,110 | $ 1,151,563 |
| Other real estate owned | $ - | $ - | $ - | $ - | $ - |
| Other repossessed assets | $ 2,370 | $ 2,341 | $ 1,958 | $ 1,502 | $ 1,222 |
| Goodwill and intangibles, net of accumulated amortization | $ 6,983 | $ 847 | $ 919 | $ 990 | $ 1,062 |
| | | | | | |
| **Interest-bearing deposits:** | | | | | |
| NOW accounts | $ 151,359 | $ 145,216 | $ 132,395 | $ 119,899 | $ 140,131 |
| Money market | 198,760 | 188,220 | 164,607 | 162,713 | 172,328 |
| Savings deposits | 60,323 | 56,392 | 45,076 | 47,309 | 52,637 |
| Time deposits | 460,461 | 483,889 | 527,999 | 486,243 | 477,921 |
| Non-interest bearing deposits | 173,196 | 183,846 | 159,380 | 155,902 | 176,271 |
| Total deposits | $ 1,044,099 | $ 1,057,563 | $ 1,029,457 | $ 972,066 | $ 1,019,288 |
| | | | | | |
| Tax equivalent net interest margin | 3.73% | 3.74% | 3.90% | 4.11% | 4.30% |
| Return on average assets | 0.50% | 0.57% | 0.58% | 0.79% | 0.78% |
| Return on average equity | 7.03% | 8.75% | 8.72% | 11.77% | 11.69% |
| Non-interest expense/tax equivalent net interest income and non-interest income | 75.06% | 74.08% | 70.41% | 66.27% | 64.44% |
| | | | | | |
| Average diluted shares | 12,598,658 | 11,944,440 | 11,932,887 | 11,889,512 | 11,860,068 |
| End of quarter shares outstanding | 12,821,216 | 11,836,027 | 11,720,527 | 11,712,812 | 11,682,840 |
| Total equity | $ 102,270 | $ 88,125 | $ 85,862 | $ 83,961 | $ 80,526 |
| Book value per common share | $ 7.98 | $ 7.45 | $ 7.33 | $ 7.17 | $ 6.89 |
| Total assets | $ 1,358,773 | $ 1,351,414 | $ 1,319,093 | $ 1,257,480 | $ 1,232,022 |

---

[1] Non-performing loans as of June 30, 2007, March 31, 2007 and December 31, 2006 include a loan of approximately $1.64 million which is fully guaranteed as to principal and interest by a U.S. government agency. We discontinued accruing interest on this loan during the fourth quarter of 2006 pursuant to a ruling made by the agency.

# TIB FINANCIAL CORP. AND SUBSIDIARIES
## QUARTERLY AVERAGE BALANCES AND YIELDS
### (Dollars in thousands)

| | Quarter Ended June 30, 2007 | | | Quarter Ended June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Average Balances | Interest* | Yield* | Average Balances | Interest* | Yield* |
| Loans | $ 1,083,868 | $ 21,398 | 7.92% | $ 970,639 | $ 19,013 | 7.86% |
| Investments | 140,683 | 1,796 | 5.12% | 129,658 | 1,629 | 5.04% |
| Interest bearing deposits | 340 | 4 | 4.72% | 543 | 7 | 5.17% |
| Federal Home Loan Bank stock | 8,288 | 124 | 6.00% | 3,907 | 54 | 5.54% |
| Fed funds sold | 53,247 | 709 | 5.34% | 17,334 | 210 | 4.86% |
| Total interest earning assets | 1,286,426 | 24,031 | 7.49% | 1,122,081 | 20,913 | 7.48% |
| Non-interest earning assets | 87,093 | | | 79,528 | | |
| Total assets | $ 1,373,519 | | | $ 1,201,609 | | |
| | | | | | | |
| Interest bearing liabilities: | | | | | | |
| NOW | $ 159,343 | 1,325 | 3.34% | $ 145,203 | 952 | 2.63% |
| Money market | 195,945 | 2,068 | 4.23% | 173,289 | 1,498 | 3.47% |
| Savings | 58,753 | 274 | 1.87% | 51,247 | 91 | 0.71% |
| Time | 475,985 | 5,947 | 5.01% | 470,429 | 5,223 | 4.45% |
| Total interest-bearing deposits | 890,026 | 9,614 | 4.33% | 840,168 | 7,764 | 3.71% |
| Short-term borrowings and FHLB advances | 158,610 | 1,776 | 4.49% | 59,851 | 662 | 4.44% |
| Long-term borrowings | 33,000 | 678 | 8.24% | 18,756 | 447 | 9.56% |
| Total interest bearing liabilities | 1,081,636 | 12,068 | 4.48% | 918,775 | 8,873 | 3.87% |
| | | | | | | |
| Non-interest bearing deposits | 174,253 | | | 187,523 | | |
| Other liabilities | 19,981 | | | 15,369 | | |
| Shareholders' equity | 97,649 | | | 79,942 | | |
| Total liabilities and shareholders' equity | $ 1,373,519 | | | $ 1,201,609 | | |
| | | | | | | |
| Net interest income and spread | | $ 11,963 | 3.01% | | $ 12,040 | 3.61% |
| | | | | | | |
| Net interest margin | | | 3.73% | | | 4.30% |

_____

* Presented on a fully tax equivalent basis

## TIB FINANCIAL CORP. AND SUBSIDIARIES
## YEAR TO DATE AVERAGE BALANCES AND YIELDS
### (Dollars in thousands)

| | Six Months Ended June 30, 2007 | | | Six Months Ended June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Average Balances | Interest* | Yield* | Average Balances | Interest* | Yield* |
| Loans | $ 1,072,260 | $ 42,357 | 7.97% | $ 942,339 | $ 36,342 | 7.78% |
| Investments | 137,691 | 3,486 | 5.11% | 119,540 | 2,928 | 4.94% |
| Interest bearing deposits | 465 | 12 | 5.20% | 470 | 11 | 4.72% |
| Federal Home Loan Bank stock | 8,001 | 236 | 5.95% | 3,277 | 90 | 5.54% |
| Fed funds sold | 53,766 | 1,405 | 5.27% | 22,204 | 506 | 4.60% |
| Total interest earning assets | 1,272,183 | 47,496 | 7.53% | 1,087,830 | 39,877 | 7.39% |
| Non-interest earning assets | 85,397 | | | 78,154 | | |
| Total assets | $ 1,357,580 | | | $ 1,165,984 | | |
| | | | | | | |
| Interest bearing liabilities: | | | | | | |
| NOW | $ 154,630 | 2,580 | 3.36% | $ 139,833 | 1,687 | 2.43% |
| Money market | 186,414 | 3,882 | 4.20% | 170,410 | 2,760 | 3.27% |
| Savings | 53,834 | 413 | 1.55% | 50,270 | 166 | 0.67% |
| Time | 494,557 | 12,268 | 5.00% | 456,887 | 9,775 | 4.31% |
| Total interest-bearing deposits | 889,435 | 19,143 | 4.34% | 817,400 | 14,388 | 3.55% |
| Short-term borrowings and FHLB advances | 153,518 | 3,444 | 4.52% | 49,195 | 1,028 | 4.21% |
| Long-term borrowings | 33,022 | 1,358 | 8.29% | 17,883 | 854 | 9.63% |
| Total interest bearing liabilities | 1,075,975 | 23,945 | 4.49% | 884,478 | 16,270 | 3.71% |
| | | | | | | |
| Non-interest bearing deposits | 169,745 | | | 185,213 | | |
| Other liabilities | 19,651 | | | 16,965 | | |
| Shareholders' equity | 92,209 | | | 79,328 | | |
| Total liabilities and shareholders' equity | $ 1,357,580 | | | $ 1,165,984 | | |
| | | | | | | |
| Net interest income and spread | | $ 23,551 | 3.04% | | $ 23,607 | 3.68% |
| | | | | | | |
| Net interest margin | | | 3.73% | | | 4.38% |

_____

* Presented on a fully tax equivalent basis